



SEC   05036463   SSION

ANNUAL AUDITED
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:	3235-0123
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Estimated average burden	
Hours per response	12.00

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

| SEC FILE NUMBER |
| 8- 18249 |

REPORT FOR THE PERIOD BEGINNING 01/01/2004   AND ENDING 12/31/2004
_____   _____
           MM/DD/YYY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.M. TONGE COMPANY

| OFFICIAL USE ONLY |
| FIRM I.D. NO. |

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 MAIN STREET
_____
                         (No. and Street)

WATERVILLE   ME   04901
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT M. TONGE   207-873-2717
_____
                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
_____
              (Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE, SUITE 220   NORWOOD   MA   02062
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

PROCESSED

MAR 11 2005

THOMSON
FINANCIAL

*Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported
by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)

SEC 1410 (05-01)   **Persons who respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB number.**

OATH OR AFFIRMATION

I, ROBERT M. TONGE _____ ,swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

R.M. TONGE COMPANY _____ , as of

DECEMBER 31 _____ , 20 04 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of

A customer, except as follows:

_____

_____

_____


Robert M Tonge

Signature

PARTNER

Title


Joyce D Toman

Notary Public

Joyce D. Toman, Notary Public
My Commission Expires 1-28-2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. M. TONGE COMPANY
FINANCIAL STATEMENTS
DECEMBER 31, 2004

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Partners of
R. M. Tonge Company
Waterville, Maine

We have audited the accompanying statement of financial condition of R. M. Tonge Company (a partnership) as of December 31, 2004 and the related statements of income, changes in partnership capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R. M. Tonge Company as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Larry Liberfarb, PC

Norwood, Massachusetts
January 11, 2005

R.M. TONGE COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$ 14,660
Deposits with clearing organizations	85,413
Receivable from broker-dealers and clearing organizations	6,458
Furniture and equipment, at cost, less accumulated depreciation of $39,359	1,089
Other assets	3,331
	$ 110,951

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 361
Partners' capital	110,590
	$ 110,951

The accompanying notes are an integral part of these financial statements.

R.M. TONGE COMPANY

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:		
Commissions	$	70,339
Interest		2
		70,341
Expenses:		
Employee compensation and benefits		29,764
Floor brokerage, exchange and clearance fees		2,996
Communications and data processing		5,495
Occupancy		2,060
Other expenses		17,034
		57,349
Net Income	$	12,992

The accompanying notes are an integral part of these financial statements.

R.M. TONGE COMPANY

STATEMENT OF CHANGES IN PARTNERSHIP CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2004

Balance at January 1, 2004	$ 113,561
Net Income	12,992
Additions of capital	905
Withdrawals of capital	(16,868)
Balance at December 31, 2004	$ 110,590

The accompanying notes are an integral part of these financial statements.

R.M. TONGE COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows provided by operating activities:	
Net Income	$ 12,992
Adjustments to reconcile net income	
to net cash provided by operating activities:	
Depreciation	363
Increase in Deposits with clearing organizations	(905)
Decrease in Receivable from brokers-dealers	11,623
Decrease in Other assets	100
Increase in Accounts payable, accrued expenses	138
Decrease in Payable to broker-dealers	(1,095)
Net cash provided by operating activities	23,216
Cash flows used for financing activities:	
Capital additions	905
Capital withdrawals	(16,868)
Net cash used for financing activities	(15,963)
Increase in cash	7,253
Cash at beginning of the year	7,407
Cash at end of the year	$ 14,660
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ 0
Income taxes	$ 0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

R. M. TONGE COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Securities Transactions
Customers' securities transactions are recorded on a settlement date basis. The related commission income and expenses are also recorded on the settlement date basis.

Furniture and Equipment
Furniture and equipment are recorded at cost. Depreciation is calculated using the straight-line method over five years.

Income Taxes
The Company is a limited partnership, and is not subject to federal and state income taxes.

Securities
It is the Company's policy to reflect both realized and unrealized gains and losses of securities as an adjustment to the individual partners capital accounts. For the year ended December 31, 2004 there were no unrealized gains.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2 - FURNITURE AND EQUIPMENT

Major classifications of furniture and equipment are as follows:

Office equipment	$40,448
Less accumulated depreciation	39,359
	$ 1,089

Depreciation expense for the year ending December 31, 2004 was $363.

NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 the Company had net capital of $104,344, which was $99,344 in excess of its required net capital of $5,000. The Company's net capital ratio was .0035 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company leases its office facilities under a tenant-at-will arrangement, from a partnership comprised of the Company's general and limited partners. Rent payments under this arrangement for the year ended December 31, 2004 was $0. At December 31, 2004 the Company did not owe any monies to the related party. Because this is a related entity, operating results could vary significantly from those that would be obtained if this entity was autonomous.

NOTE 5 -CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include broker-dealers, banks, other financial institutions, and the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

R. M. TONGE COMPANY
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2004

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800   Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission

To the Partners of
R. M. Tonge Company
Waterville, Maine

We have audited the accompanying financial statements of R. M. Tonge Company as of and for the year ended December 31, 2004, and have issued our report thereon dated January 11, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Norwood, Massachusetts
January 11, 2005

R. M. TONGE COMPANY

**COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1**

DECEMBER 31, 2004

AGGREGATE INDEBTEDNESS:

Accounts payable and accrued expenses	$	361
TOTAL AGGREGATE INDEBTEDNESS	$	361

NET CAPITAL:

Total partners' capital	$ 110,590

ADJUSTMENTS TO NET CAPITAL:

Furniture and equipment	(1,089)
Other assets	(3,331)
Haircuts	(1,826)
Net capital, as defined	$ 104,344

NET CAPITAL REQUIREMENT	5,000
NET CAPITAL IN EXCESS OF REQUIRMENT	$ 99,344
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.35%

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited)	
FOCUS Report	$ 108,133
Net audit, adjustments	(3,759)
Increase in non-allowables and haircuts	(30)
Net capital per above	$ 104,344

SCHEDULE II

R. M. TONGE COMPANY

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2004

R. M. Tonge Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800   Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditors' Report on Internal
Control Required by SEC Rule 17a-5

To The Partners of
R.M. Tonge Company
Waterville, Maine

In planning and performing our audit of the financial statements of R.M. Tonge Company (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g). Because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
January 11, 2005